Edit post

DropKey®, Inc.

We reached our short-term goal in just one day! Thanks, Nick!

Read important legal disclosure here: https://dropkey.com/disclosure
https://lnkd.in/gQGnWGgj
#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling


dropkey
100% PORTABLE
PROJECT WE LOVE

Save